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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                               Haven Bancorp, Inc.
                                (Name of Issuer)

                        Haven Bancorp, Inc. Common Stock
                         (Title of Class of Securities)

                                   419352-10-9
                                 (CUSIP Number)

                               Joseph R. Ficalora
                 Chairman, President and Chief Executive Officer
                                38-25 Main Street
                               Flushing, NY 11354
                                 (718) 359-6400
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 21, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

CUSIP No. 419352-10-9                                       Page 2 of 17 Pages

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       New York Community Bancorp, Inc.
       IRS #06-1377322
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                         (b) |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

       WC
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
    NUMBER OF        7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY            1,965,000*
     OWNED BY        8     SHARED VOTING POWER
       EACH
    REPORTING                    0
      PERSON         9     SOLE DISPOSITIVE POWER
       WITH
                           1,965,000*
                     10    SHARED DISPOSITIVE POWER

                                 0
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,965,000*
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.62%
  14   TYPE OF REPORTING PERSON

       CO

     *The amounts shown in rows (7), (9), (11) and (13) include beneficial ownership of 1,800,000 shares of Common Stock reported solely as a result of the Stock Option Agreement described in Item 4 of the reporting person's
     Schedule 13D filed on July 6, 2000, which is amended by this Amendment
     No. 1.

         ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 1 TO SCHEDULE 13D ARE AMENDED
FROM THE FILING ON SCHEDULE 13D DATED JUNE 27, 2000, AS FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION BY QUEENS COUNTY BANCORP, INC. ON JULY 6,
2000, WITH RESPECT TO THE COMMON STOCK, PAR VALUE $.01 PER SHARE, OF HAVEN
BANCORP, INC., A DELAWARE CORPORATION. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS
OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY
ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 1.   Security and Issuer.

         This statement relates to the common stock, par value $0.01 per share
("Common Stock"), of Haven Bancorp, Inc., a Delaware corporation (the
"Company"), the principal executive offices of which are located at 615 Merrick
Avenue, Westbury, New York 11590.

Item 2.   Identity and Background.

         (a)-(c) and (f) This statement is being filed by New York Community
Bancorp, Inc., formerly known as Queens County Bancorp, Inc., a Delaware corporation registered as a bank holding company under the Bank Holding Company
Act of 1956, as amended ("NYCB"). The principal business offices of NYCB are located at 38-25 Main Street, Flushing, New York 11354. NYCB has one principal banking subsidiary, Queens County Savings Bank, the assets of which currently constitute substantially all of the assets of NYCB. The names of the directors and executive officers of NYCB and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

         (d)-(e) Neither NYCB, nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither NYCB nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                      -3-

Item 3.   Source and Amount of Funds or Other Consideration.

         Between July 25, 2000 and November 21, 2000, NYCB purchased 165,000 shares of Haven Common Stock in the open market. The funds used to make these acquisitions were derived from working capital.

Item 4.   Purpose of the Transaction.

         (a)-(j) NYCB is seeking to acquire the entire equity interest in the
Company pursuant to the proposed Merger, which is described in more detail in the Schedule 13D filed with the Commission by Queens County Bancorp, Inc. on
July 6, 2000. Under the Merger Agreement, each share of the Company's Common
Stock will be exchanged for 1.04 shares of common stock of NYCB. The transactions reported hereunder are intended to assist in effecting the Merger, which is expected to be consummated on November 30, 2000.

Item 5.   Interest in Securities of the Company.

         (a) NYCB directly owns 165,000 shares of Common Stock, which have been acquired in a series of open market transactions since July 25, 2000. As described more fully in Item 4 of the Schedule 13D filed by Queens County
Bancorp, Inc. on July 6, 2000, NYCB may also be deemed to be the beneficial owner of the Option Shares. The Option Agreement provides that Queens County may exercise the Option only upon the happening of one or more events, none of which has occurred. If the Option were exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding Common Stock (after giving effect to the issuance of such Option Shares). NYCB has no right to vote or dispose of the shares of Common Stock subject to the Option unless and until such time as the Option is exercised. NYCB expressly disclaims beneficial ownership of such shares. Except with respect to Mr. Dominick Ciampa, a Queens
County director who beneficially owns approximately 4000 shares of Common Stock through an investment retirement account, to the best knowledge of Queens
County, none of the persons listed in Schedule I hereto beneficially owns any shares of Common Stock.

         (b) NYCB has the power to vote or to direct the vote of, and has the power to dispose of or direct the disposition of 165,000 shares of Common Stock specified in paragraph (a). If NYCB were to exercise the Option, it would have sole power to vote and, subject to the terms of

                                      -4-

the Option Agreement, sole power to direct the disposition of the shares of
Common Stock covered thereby.

         (c) NYCB acquired 165,000 shares of Common Stock in a series of open market transactions between July 25, 2000 and November 21, 2000. The Option was acquired in connection with the Merger Agreement. See Item 4 of the Queens
County Bancorp, Inc. Schedule 13D filed on July 6, 2000.

         To the knowledge of NYCB, none of the persons listed in Schedule I hereto has effected any transactions in Common Stock during the past 60 days.

         (d) None.

         (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the
          Company.

         Except as described in Item 4 and Item 5 hereof, neither NYCB nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.

1.   Agreement and Plan of Merger, dated as of June 27, 2000, by and among
     Queens County Bancorp, Inc. and Haven Bancorp, Inc. (incorporated herein by reference to Exhibit 2.1 to Queens County Bancorp, Inc.'s Current Report on
     Form 8-K, dated June 30, 2000).

2.   Stock Option Agreement, dated as of June 27, 2000, between Queens County
     Bancorp, Inc. and Haven Bancorp, Inc. (incorporated herein by reference to
     Exhibit 10.1 to Queens County Bancorp, Inc.'s Current Report on Form 8-K,
     dated June 30, 2000).

                                       -5-

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  November 28, 2000

                                            NEW YORK COMMUNITY BANCORP, INC.

                                            By: /s/ Joseph R. Ficalora
                                            Name:  Joseph R. Ficalora
                                            Title: Chairman,
                                                   President and Chief
                                                   Executive Officer

                                       -6-

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        NEW YORK COMMUNITY BANCORP, INC.

         The names, business addresses and present principal occupations of the directors and executive officers of New York Community Bancorp, Inc. are set forth below. If no business address is given, the director's or officer's business address is 38-25 Main Street, Flushing, New York 11354. Directors of
New York Community Bancorp, Inc. are identified by an asterisk. Unless otherwise indicated, all directors and officers listed below are citizens of the United
States.

Name                      Present Principal Occupation or Employment and Address

*Joseph R. Ficalora     Chairman of the Board, President, and Chief Executive
                        Officer of New York Community Bancorp, Inc.

*Harold E. Johnson      Executive Vice President and Chief Financial Officer
                        (retired) of Continental Insurance Co.

*Donald M. Blake        President and Chief Executive Officer of Joseph J. Blake
                        & Associates, Inc., 10 East 40th Street, New York, New
                        York 10016, a real estate appraisal company.

*Max L. Kupferberg      Chairman of the Board of Directors of Kepco, Inc.,
                        131-38 Sanford Avenue, Flushing, New York, 11352-4245,
                        an electronic power supply company.

*Henry E. Froebel       Vice Chairman (retired) of Rollins Hudig Hall of New
                        York, Inc., an insurance brokerage company.

*Howard C. Miller       Senior Vice President and Mortgage Officer (retired) of
                        Queens County Savings Bank.

*Dominick Ciampa        Principal of The Ciampa Organization, 136-26 37th
                        Avenue, Flushing, New York 11354, a construction
                        company.

*Richard H. O'Neill      Financial Consultant; Executive Vice President, Finance
                        (retired) of New York Shipping Association.

Michael J. Lincks       Executive Vice President and Corporate Secretary of New
                        York Community Bancorp, Inc.

Russ DiBenedetto        Senior Vice President and Auditor of New York Community
                        Bancorp, Inc.

James J. O'Donovan      Senior Vice President and Mortgage Officer of New York
                        Community Bancorp, Inc.

Robert Wann             Senior Vice President, Comptroller, and Chief Financial
                        Officer of New York Community Bancorp, Inc.

                                      -7-

                                  Exhibit Index

Exhibit       Description

1.            Agreement and Plan of Merger, dated as of June 27, 2000, by and among Queens County Bancorp, Inc. and Haven Bancorp, Inc.
              (incorporated herein by reference to Exhibit 2.1 to Queens County
              Bancorp, Inc.'s Current Report on Form 8-K, dated June 30, 2000).

2.            Stock Option Agreement, dated as of June 27, 2000, between Queens
              County Bancorp, Inc. and Haven Bancorp, Inc. (incorporated herein by reference to Exhibit 10.1 to Queens County Bancorp, Inc.'s
              Current Report on Form 8-K, dated June 30, 2000).

                                       -8-